FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January 2012

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a press release by Registrant dated January 10, 2012, announcing the appointment of Yaniv Reinhold as Chief Financial Officer and Ari Krashin as Executive Vice President of Finance, effective March 1, 2012

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated January 10, 2012	By:	/s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat Appoints Yaniv Reinhold as CFO and Ari Krashin as Executive Vice
President of Finance

Petah Tikva, Israel, 10 January, 2012 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT) today announced the appointment of Yaniv Reinhold as Chief Financial Officer and Ari Krashin as Executive Vice President of Finance, effective 1 March, 2012. Ari Krashin will continue to work for the company out of the United States.

"I am delighted to have Yaniv and Ari in these executive leadership roles, reflecting their impressive accounting and financial planning background. Over the years, they have both demonstrated the excellent performance and dedication in their respective roles that is the foundation for Gilat, and I am excited to have them continue their contribution as executive members of the team," said Erez Antebi, Gilat's CEO.

Yaniv Reinhold is currently serving as Gilat's Vice President of Finance. He joined Gilat in 1999, and has since held a variety of senior positions in business development and finance, including as the Company's Vice President of Financial Planning and Administration. Mr. Reinhold holds a B.A. in Economics and a Masters in Business Administration, both from Tel Aviv University.

Mr. Krashin serves as Gilat's current CFO and has held his position since 2008. Prior to his role as CFO, Mr. Krashin acted as the Company's Director of Finance. Before joining Gilat, Mr. Krashin served as CPA for Kesselman & Kesselman, PriceWaterhouseCooper in Israel. He is a CPA and holds a B.A. in Business Administration and Accounting from the Israeli College of Management.

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About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 1 million Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for satcom-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed network services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Karen Mazor
Gilat Satellite Networks
(972) 54 228 8039
karenm@gilat.com